United States securities and exchange commission logo





                 October 4, 2022

       Joseph Furnari
       Chief Executive Officer
       HyreCar Inc.
       915 Wilshire Blvd, Suite 1950
       Los Angeles, California 90017

                                                        Re: HyreCar Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on September
28, 2022
                                                            File No. 333-267640

       Dear Joseph Furnari:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Taylor Beech at 202-551-4515 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services